UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                              Cavalier Homes, Inc.
                              --------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   149507-105
                                 --------------
                                 (CUSIP Number)

                                December 31, 2003
                 -------------------------------------------------------
                 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)

[   ]     Rule 13d-1(c)

[ x ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 149507-105                                            13G
--------------------------------------------------------------------------------

   1 Name of Reporting Persons. I.R.S. Identification Nos. Of above Persons (Entities Only)

         Arthur Douglas Jumper, Sr.
--------------------------------------------------------------------------------

   2     Check the Appropriate Box If a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------

   3     SEC Use Only

--------------------------------------------------------------------------------

   4     Citizenship or Place of Organization

         United States of America
--------------------------------------------------------------------------------

     Number of         5     Sole Voting Power
                             1,040,900 (See Note A)
      Shares
                       6     Shared Voting Power
   Beneficially              120,000 (See Note B)

     Owned by          7     Sole Dispositive Power
                             1,040,900 (See Note A)
  Each Reporting
                       8     Shared Dispositive Power
    Person With              120,000 (See Note B)

--------------------------------------------------------------------------------

   9      Aggregate Amount Beneficially Owned by Each Reporting Person

          1,160,900 (See Note A; See Note B)
--------------------------------------------------------------------------------
  10      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

--------------------------------------------------------------------------------

   11     Percent of Class Represented by Amount in Row (9)
          6.5 % (See Note C)
--------------------------------------------------------------------------------

   12     Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

Item 1.

         (a)      Name of Issuer:  Cavalier Homes, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  32 Wilson Boulevard 100
                  Addison, AL 35540

Item 2.

         (a)      Name of Person Filing: Arthur Douglas Jumper, Sr.

         (b)      Address of Principal Business Office or, if none, Residence:

                  P. O. Box 890
                  Booneville, Mississippi 38829

         (c)      Citizenship: United States of America

         (d)      Title of Class of Securities: Common Stock

         (e)      CUSIP No.: 149507-105


Item 3. If this statement is filed pursuant toss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

(a)      [ ]      Broker or dealer registered under section 15 of the Act
                  (15 U.S.C. 78o).

(b)      [ ]      Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                  78c).

(c)      [ ]      Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c).

(d)      [ ]      Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)      [ ]      An investment adviser in accordance with ss.
                  240.13d-1(b)(1)(ii)(E).

(f)      [ ]      An employee benefit plan or endowment fund in accordance
                  with ss. 240.13d-1(b)(1)(ii)(F).

(g)      [ ]      A parent holding company or control person in accordance
                  with ss. 240.13d-1(b)(1)(ii)(G).

(h)      [ ]      A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 18130.

(i)      [ ]      A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3).

(j)      [ ]      Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

NOT APPLICABLE

Item 4.           Ownership.

(a)      Amount beneficially owned:

         1,160,900(See Note A; See Note B)

(b)      Percent of class: 6.5 % (See Note C)

(c)      Number of shares as to which the person has:
         (i) sole power to vote or to direct the vote:

         1,040,900 (See Note A)

         (ii)  shared power to vote or to direct the vote: 120,000 (See Note B)
         (iii) sole power to dispose or to direct the disposition of:

               1,040,900 (See Note A)

         (iv) shared power to dispose or to direct the disposition of: 120,000 (See Note B)


Item 5.           Ownership of Five Percent or Less of a Class.

         Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

         Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

         Not Applicable

Item 8.           Identification and Classification of Members of the Group.

         Not Applicable


Item 9.           Notice of Dissolution of Group.

         Not Applicable


Item 10.          Certification.

         Not Applicable



Exhibits

Note (A) - Includes 52,400 shares of Common Stock which the reporting person has the right to acquire upon the exercise of options that are exercisable in full within 60 days.

Note (B) - This number represents 120,000 shares owned by a trust of which the reporting person is co-trustee. The reporting person disclaims beneficial ownership of the shares held by the trust.

Note (C) - Share information for purposes of determining the percentage of outstanding Common Stock held by the reporting person is based upon information regarding the number of outstanding shares of Common Stock as of December 31, 2002 received from the Issuer on February 13, 2003. Also, solely for the purpose of computing the percentage of outstanding Common Stock held by the reporting person, the shares of Common Stock which the reporting person has the right to acquire upon the exercise of options that are exercisable within 60 days are deemed to be outstanding.

This filing shall not be deemed an admission that such person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of an equity securities covered by this statement.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  February 12, 2004                   /s/ Arthur Douglas Jumper, Sr.
                                               Arthur Douglas Jumper, Sr.